FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N/A

RENESOLA LTD

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: November 20, 2008

Exhibit 99.1

ReneSola Ltd Announces Third Quarter 2008 Results

Third Quarter Revenues Increased 197.4% Year-Over-Year;

Third Quarter Net Income Increased 153.5% Year-Over-Year

JIASHAN, China, November 18, 2008 – ReneSola Ltd (“ReneSola” or the “Company”), a leading global manufacturer of solar wafers, today announced its unaudited financial results for the third quarter of 2008.

Financial and Business Highlights

•

Third quarter 2008 net revenues were US$215.8 million, an increase of 197.4% from US$72.5 million in the third quarter of 2007, and an increase of 25.5% from US$171.9 million in the second quarter of 2008.

•	Third quarter 2008 gross margin was 21.2% compared to 22.4% in the second quarter of 2008.

•	Third quarter 2008 net income was US$32.4 million, an increase of 153.5% from US$12.8 million in the third quarter of 2007, and an increase of 38.9% from US$23.3 million in the second quarter of 2008.

•

Third quarter 2008 basic and diluted earnings per share were US$0.24 and US$0.23, respectively, and basic and diluted earnings per ADS were US$0.48 and US$0.46, respectively. Each ADS represents two shares.

•

Third quarter production output was 102.1 MW, an increase of 23.8% from 82.5 MW in the second quarter of 2008, exceeding previously issued guidance released in the second quarter of 2008 and at the high-end of our revised guidance issued on November 3, 2008.

•	Silicon consumption rate decreased to 6.1 grams per watt in the third quarter of 2008 from 6.24 grams per watt in the second quarter of 2008.

•	Commissioned 90 MW of multicrystalline ingot and wafer capacity and 35 MW of monocrystalline ingot and wafer capacity on schedule.

•

Secured additional credit lines with two of China’s leading banks providing the Company with an aggregate of RMB2.8 billion in new and existing credit facilities. The Company had US$125.2 million in cash, cash equivalents and restricted cash on its balance sheet as of September 30, 2008.

•	Development of wholly-owned Sichuan polysilicon project progressing on-schedule.

Note: For ease of comparison, pro forma results are shown throughout this statement for the second quarter of 2008, reflecting the contribution of the Company’s polysilicon production joint venture in Henan province, China under the equity accounting method, which was adopted with effect from June 28, 2008.

	Three months ended 9/30/07	Three months ended 6/30/08	Three months ended 9/30/08
	(Pro forma)
Net revenue (US$000)	72,540	171,889	215,754
Gross profit (US$000)	15,775	38,426	45,809
Gross margin (%)	21.7	22.4	21.2
Operating profit (US$000)	13,432	30,535	36,888
Foreign exchange loss (US$000)	(569)	(797)	(1,192)
Profit for the period (US$000)	12,775	23,309	32,385
Production output (MW)	36.0	82.5	102.1

“We enjoyed an outstanding third quarter with continued significant growth driven by strong market demand for our quality wafer products, further reductions in our silicon consumption rate and the successful implementation of our expansion strategy,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “Our third quarter expansion and ramp-up in wafer production capacity was smooth and keeps us on track to reach our 2008 full year capacity expansion target of 645 megawatts in annualized ingot production capacity.”

Mr. Li continued, “The third quarter momentum continued through the first month of the fourth quarter and we saw strong results for October. However, since the beginning of November, we have seen downstream industry demand from Chinese customers being negatively impacted by various factors as a result of the global financial crisis.”

“Whilst we may benefit from a lack of direct exposure to many of the negative factors, we recognize the challenges that the industry faces in the near term. Spot polysilicon prices have declined significantly in recent weeks. Although this will translate to a lower cost base for our wafer production, we are experiencing pressure on wafer ASPs. The combination of these factors is likely to have a negative impact on our operating and financial results for the fourth quarter of 2008 into the first quarter of 2009.”

“Looking ahead, we are confident the current challenges in the industry are temporary and that the mid- to long-term prospects remain strong, particularly as lower raw material costs and ASPs should increase demand and lessen the industry’s reliance on government subsidies. While the Company’s cash position remains healthy and funding availability is further strengthened by the additional credit facilities from two of China’s largest banks, we will continue to focus on streamlining our operations through strict cost controls while working to achieve further technological improvements as we position our company for continuing long-term success. The incremental supply from our upstream polysilicon manufacturing, combined with an expected increase in tolling production, and our continuing efforts in achieving productivity gains and diversifying our customer base, will help to alleviate the pressure on our business.”

Financial Results for the Third Quarter

Net Revenues

Net revenues for the third quarter of 2008 were US$215.8 million, an increase of 25.5% sequentially and 197.4% year-over-year. The increase in third quarter revenues was primarily attributable to an increase in output from the expanded production capacity and an increase in wafer ASPs.

Gross Profit

Gross profit for the third quarter of 2008 was US$45.8 million, a 19.2% increase sequentially and 190.4% year-over-year. The gross margin for the third quarter of 2008 was 21.2% compared to 22.4% in the second quarter of 2008. The decrease in gross margin was primarily attributable to an increase in feedstock costs, higher non-material related production costs due to higher inflation and a write-down of approximately $5.3 million on the value of certain raw materials. This was partially offset by a further reduction in the silicon consumption rate to 6.1 grams per watt from 6.24 grams per watt in the second quarter of 2008 and increases in wafer ASPs.

Operating Profit

Operating profit for the third quarter of 2008 was US$36.9 million, an increase of 20.8% sequentially and 174.6% year-over-year. The operating margin was 17.1% in the third quarter of 2008 compared to 17.8% in the second quarter of 2008. Total operating expenses in the third quarter of 2008 increased to US$8.9 million from US$7.9 million in the second quarter of 2008.

Earnings before Income Tax, Minority Interest and Equity in Earnings of Investee

Earnings before income tax, minority interest and equity in earnings of investee for the third quarter of 2008 were US$32.7 million, a 20.3% increase sequentially and 174.4% year-over-year. Finance costs increased by 19.0% sequentially, reflecting higher interest rates. Finance costs as a percentage of net revenue decreased from 1.6% in the second quarter of 2008 to 1.5% in the third quarter of 2008. The third quarter foreign exchange loss was approximately US$1.2 million compared to a foreign exchange loss of US$0.8 million in the second quarter of 2008 due to the significant depreciation of the Euro.

Taxation

The Company recognized a tax expense of US$5.5 million in the third quarter of 2008, compared to a tax expense of US$4.8 million in the second quarter of 2008.

Share of Income in an Equity Investee

In the third quarter of 2008, the Company recognized income of US$5.2 million from its equity investment in a 49% owned joint venture company, Linzhou Zhongsheng Semiconductor, which is engaged in virgin polysilicon production in Linzhou, Henan province, China.

Net Profit

Net profit during the third quarter of 2008 increased 38.9% sequentially and 153.5% year-over-year to US$32.4 million.

Other Recent Business Developments

Capacity Expansion

The Company has completed and commissioned 110 MW of multicrystalline ingot and wafer capacity and 35 MW of monocrystalline ingot and wafer capacity on schedule, bringing the Company’s annualized monocrystalline ingot production capacity to 325 MW and annualized multicrystalline ingot production capacity to 270 MW. With the delivery of an additional 50 MW of multicrystalline furnaces expected during the fourth quarter, the Company expects to achieve its capacity expansion target of 645 MW in annualized ingot production capacity and 585 MW in annualized wafer production capacity by the end of 2008.

Additional Credit Facilities

As announced on November 3, 2008, ReneSola’s principal operating subsidiary, Zhejiang Yuhui Solar Energy Source Co. Ltd. (“Zhejiang Yuhui”), has secured additional banking facilities with two of China’s largest banks: Industrial and Commercial Bank of China and Agricultural Bank of China. The two banks have agreed to provide Zhejiang Yuhui with additional credit lines of an aggregate of RMB1.06 billion. Under the new and existing credit facilities, Zhejiang Yuhui has credit lines of approximately RMB2.8 billion in aggregate.

Sichuan Polysilicon Project

The project construction is on schedule at an advanced stage with completion of steel and concrete structures for reactors ready for piping and equipment installation. Pipe rack and 220 kv and 10 kv transmission systems are at an advanced stage of construction. TCS distillation towers have been erected and construction of the control building is near completion. Construction of CDI civil works are under way and piping is on-going and on schedule. The facility is expected to be operational in the second quarter of 2009.

Senior Management Changes

Chief Operating Officer, Mr. Cheng-Hsien Yeh, resigned effective November 1, 2008 to pursue other interests. Mr. Yeh served as the Company’s COO beginning in October 2007. The Company does not have an immediate plan to hire a replacement COO.

Dr. Mingde Wang was appointed as vice president of manufacturing effective November 15, 2008. Prior to joining ReneSola, Dr. Wang served as general manager at Wuxi Weifuautocam Precision Machinery Co. Ltd. and as China project director for Wuxi Kent Precision Automotive Components Inc, Ltd. Prior to that, Dr. Wang spent nine years at Autocam Corporation based in Grand Rapids, Michigan serving in various roles such as China project director, product manager and senior materials engineer. Dr. Wang holds a bachelor of engineering degree and masters of engineering degree in material engineering from Zhejiang University and a Ph.D in materials science and engineering from the University of Pennsylvania.

“We appreciate the contributions made by Mr. Yeh during the last 12 months and I am very pleased to welcome Dr. Wang to our management team,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “His experience and expertise in managing global companies provides us with a valuable resource as we pursue long-term prospects. Dr. Wang’s primary responsibility will be to enhance and implement world-class management and business processes to further strengthen ReneSola’s competitive advantage.”

2008 Outlook

Despite the anticipated impact of the current industry environment on the results for the fourth quarter, the Company is currently in advanced negotiations to secure wafer sales. Therefore, the Company still maintains its full year output and revenue estimates for 2008. Annual production output is expected to be in the range of 340 MW to 350 MW and annual net revenues are expected to be in the range of US$640 million to US$670 million.

While the Company maintains its 2008 outlook, it does not believe it would be prudent to provide guidance for 2009 at this time given the current industry environment and the highly volatile global financial situation.

Conference Call Information

ReneSola’s management will host an earnings conference call on Tuesday, November 18, 2008 at 8 AM U.S. Eastern Time / 9 PM Beijing/Hong Kong time / 1 PM Greenwich Mean Time.

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-617-213-8057
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.”

A replay of the conference call may be accessed by phone at the following number until November 25, 2008:

International:	+1-617-801-6888
Passcode:	18256459

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our registration statement on Form F-1. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Charles Bai

ReneSola Ltd

Tel:    +86-573-8477-3061

E-mail: charles.bai@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel:    +86-10-8520-6284

E-mail: derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Financial, New York

Tel:    +1-212-880-5269

E-mail: thomas.smith@ogilvypr.com

In the UK:

Mr. Tim Feather / Mr. Richard Baty

Hanson Westhouse Limited

Tel:    +44-20-7601-6100

E-mail: tim.feather@hansonwesthouse.com / richard.baty@hansonwesthouse.com

CONSOLIDATED INCOME STATEMENT

	Three months ended September 30, 2007 US$000	Three months ended June 30, 2008 US$000	Three months ended September 30, 2008 US$000
Net revenue	72,540	173,007	215,754

Total cost of revenues	-56,765	-130,221	-169,945

Gross profit	15,775	42,786	45,809

Operating expenses:
Sales and marketing	-152	-231	-79
General and administrative	-2,354	-4,869	-5,471
Research and development	-82	-3,504	-2,997
Other general income (expenses)	245	353	-374
Total operating expenses	-2,343	-8,251	-8,921

Income from operations	13,432	34,535	36,888

Other income (expenses):
Interest income	551	234	314
Interest expenses	-1,484	-2,755	-3,278
Foreign exchange (loss) gain	-569	-797	-1,192
Total other expenses:	-1,502	-3,318	-4,156

Earnings before income tax, minority interest and equity in earnings of investee	11,930	31,217	32,732
Income tax benefit (expenses)	807	-6,844	-5,454
Minority interest	38	-1,064	-68
Equity in earnings of investee	—	—	5,175
Net income	12,775	23,309	32,385

Weighted average number of shares used in computing earnings	—	—	—
Basic shares	100,000,032	120,159,747	137,624,912
Diluted shares	100,147,666	130,890,990	148,480,310

Earnings per share
Basic	0.13	0.19	0.24
Diluted	0.13	0.19	0.23

CONSOLIDATED BALANCE SHEET

	As at December 31, 2007 US$000	As at September 30, 2008 US$000
ASSETS
Current assets:
Cash and cash equivalents	53,137	99,441
Restricted cash	—	25,755
Accounts receivable, net of allowances for doubtful receivables	8,755	3,367
Inventories	110,630	319,744
Advances to suppliers	53,727	123,955
Amounts due from related parties	17,213	5,954
Value added tax recoverable	117	982
Prepaid expenses and other current assets	9,654	15,048
Deferred tax assets	10,487	1,330
Total current assets	263,720	595,576

Property, plant and equipment, net	136,598	260,864
Prepaid land rent, net	7,502	7,900
Deferred tax assets	284	227
Deferred convertible bond issue costs	3,336	2,384
Equity investment in joint venture	—	23,423
Advances for purchases of property, plant and equipment	29,648	182,586
Other long-term assets	—	760
Total assets	441,088	1,073,720

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	71,691	167,225
Accounts payable	13,147	20,177
Advances from customers	59,626	152,189
Other current liabilities	13,912	28,283
Total current liabilities	158,376	367,874

Convertible bond payable	128,265	139,173
Long-term borrowings	17,797	44,773
Other long-term liabilities	1,246	7,875
Total liabilities	305,684	559,695

Minority interest:	9,696	775
Shareholders’ equity
Common shares	36,266	330,666
Additional paid-in capital	14,827	17,674
Retained earnings	66,200	139,569
Accumulated other comprehensive income	8,415	25,341
Total shareholders’ equity	125,708	513,250

Total liabilities and shareholders’ equity	441,088	1,073,720

CONSOLIDATED CASH FLOW STATEMENT

	Three months ended September 30, 2007 US$000	Three months ended June 30, 2008 US$000	Three months ended September 30, 2008 US$000
Cash flows from operating activities:
Net income	12,775	23,309	32,385
Adjustments for Minority interest:	-38	1,064	68
Investment profit	—	—	-5,175
Depreciation	1,214	3,653	4,273
Amortization of deferred convertible bond issue costs and premium	729	775	797
Allowances for doubtful receivables	3	249	942
Provision of Inventory	46	—	5,305
Prepaid land rent expensed	—	82	51
Share-based compensation	95	1,175	1,064
Derivatives	—	-573	—
Deferred taxes	-809	3,650	4,203
Changes in operating assets and liabilities:
Accounts receivable	-4,994	13,440	-600
Inventories	-17,774	-44,017	-117,657
Advances to suppliers	-238	-11,447	-23,045
Amounts due from related parties	-3,396	18,649	22,037
Value added tax recoverable	3,790	2,672	1,049
Prepaid expenses and other current assets	-5,512	-5,867	-10,406
Prepaid land rent	-19	—	-1
Accounts payable	3,988	-1,029	-1,722
Advances from customers	8,973	20,925	56,561
Other liabilities	145	7,727	3,801
Net cash provided by (used in) operating activities	-1,022	34,437	-26,070

Cash flows from investing activities:
Purchases of property, plant and equipment	-33,421	-50,668	-71,126
Advances for purchases of property, plant and equipment	15,119	-11,915	-91,379
Cash received from government subsidy income	—	—	6,126
Cash decreased due to deconsolidation	—	-4,416	—
Restricted cash	—	—	-25,755
Net cash used in investing activities	-18,302	-66,999	-182,134
Cash flows from financing activities:
Net proceeds from short-term borrowings	16,646	51,369	32,058
Proceeds from capital contribution	2,133	—	—
Contribution from minority shareholder of subsidiaries	361	—	—
Proceeds from issuance of common shares	—	196,017	—
Share issuance costs	—	-10,787	—
Cash received from related parties	-1	—	—
Cash paid to related parties	-225	—	—
Net cash provided by financing activities	18,914	236,599	32,058
Effect of exchange rate changes	1,441	2,675	1,434
Net increase (decrease) in cash and cash equivalents	1,031	206,712	-174,712
Cash and cash equivalents, beginning of year	67,904	67,441	274,153
Cash and cash equivalents, end of year	68,935	274,153	99,441